NOTICE OF EXEMPT SOLICITATION: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Walmart Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Vote recommendation: We urge shareholders to vote FOR Item 5 (Racial Equity Audit) on Walmart Inc.’s (“Walmart’s”) 2024 proxy:

RESOLVED: Shareholders request Walmart Inc. (“Walmart” or the “Company”) conduct a third-party, independent racial equity audit analyzing Walmart’s adverse impacts on Black, Indigenous and People of Color (BIPOC) communities, and to provide recommendations for improving the company’s racial equity impact. Input from employees, customers, and racial justice, labor, and civil rights organizations should be considered in determining specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be published on Walmart’s website.

Summary: Support for Item 5 (Racial Equity Audit) on Walmart’s 2024 proxy is warranted for the reasons listed below:

  The company is involved in numerous controversies concerning racial discrimination and bias, disproportionately harms workers of color through its human capital management practices, and underinvests and underperforms in low-income communities of color.
  A racial equity audit would allow Walmart—a company that relies heavily on Black and Brown frontline workers to generate value—to better manage its human capital risks.
  A racial equity audit would help Walmart deliver on a growth strategy that leverages the U.S.’s shifting racial and ethnic demographics.
  As the nation’s largest private employer, grocer, and retailer, Walmart’s policies and practices have far-reaching racial equity impacts, including in upstream and adjacent low-wage sectors. Given Walmart’s outsized influence, a successful audit could mitigate economywide racial equity risks within and across industries.

A racial equity audit helps to mitigate the risks associated with systemic racism

Systemic racism poses company and portfolio-wide risks to investors. Companies like Walmart that fail to address racial discrimination, bias, and disparities in their policies, practices, and products are subject to increased risk in the form of legal actions, regulatory sanctions, heightened scrutiny from lawmakers, reputational damage, and impediments to its social license to operate.1 Systemic racism driven in part by corporate behavior also costs the U.S. economy trillions of dollars a year in GDP growth,2 which is a primary driver of returns across asset classes.3

Racial equity audits are an important tool for mitigating the risks of systemic racism. A racial equity audit is a systematic and comprehensive analysis of a company’s policies, practices, products, and services for discriminatory or disparate impact on Black, Indigenous, and People of Color (BIPOC) stakeholders, including but not limited to workers, current and potential customers, suppliers, and communities subjected to a firm’s negative externalities. Conducted by independent auditors with civil rights and racial justice expertise, racial equity audits identify problems, propose recommendations, and create concrete remediation plans and accountability structures. In so doing, they enable companies to identify and manage the legal, regulatory, political, and reputational risks associated with racial discrimination, bias, and disparities. Beyond mitigating risk, racial equity audits can also provide companies a competitive edge when it comes to building products that appeal to BIPOC consumers and hiring and retaining talent from a rapidly diversifying U.S. labor force.

A racial equity audit at Walmart is needed because the company is involved in numerous controversies concerning racial discrimination and bias

Walmart is facing allegations of workplace racial discrimination and bias from Black employees. A recent Congressional investigation found that “Walmart had some of the largest racial inequities of the surveyed companies when it came to employment outcomes,” with Black hourly workers fired twice as frequently as white hourly workers during the pandemic.4 In a 2021 survey, high-ranking Black employees at Walmart said they found career advancement at the company difficult and would not recommend working there.5 In 2022, Walmart settled a lawsuit filed by a Black former supervisor who claimed he was fired in retaliation for complaining that his manager used racial slurs.6 In 2023, six Black former Walmart employees filed a lawsuit against the company alleging racial discrimination and harassment from coworkers and managers.7 Recently, a Rhode Island Walmart came under criticism when it put a Black employee in a cage with a sign asking for “bail” money as part of a store fundraiser.8

Walmart has faced accusations of racial profiling from Black customers. In 2022, an Oregon jury ordered Walmart to pay $4.4 million in damages to a Black man who filed a lawsuit saying he was racially profiled and harassed by an employee while shopping.9 In 2023, Walmart settled a lawsuit filed by two Black men alleging that they had been racially profiled, handcuffed, and charged with criminal trespassing after being falsely accused of stealing a television.10 Similar cases have been filed elsewhere.11

A racial equity audit at Walmart is needed because the company’s human capital management practices disproportionately harm workers of color in its frontline workforce and in its supply chain

Black and Latino workers at Walmart are concentrated in frontline roles, comprising 42 percent of hourly positions but only 24 percent of management positions and fifteen percent of officer positions.12 Because of this occupational segregation, workers of color are disproportionately subject to Walmart’s low compensation, two-tier system of job quality, and poor working conditions. Walmart’s wages are so low that its workers are the biggest recipients of Medicaid and SNAP benefits in most states.13 32 percent of Walmart employees are part-time,14 and while Walmart does not disclose data on part/full-time status by race, a 2018 survey of over 6,176 Walmart associates found that people of color are more likely to be in involuntary part-time positions and locked out of opportunities for advancement.15 The National Council for Occupational Safety and Health recently named Walmart a “Dirty Dozen” employer following the death of a Black female worker on the job.16 An in-depth investigation by The New Republic found that Walmart is likely underreporting injury data to the Occupational Health and Safety Administration and that understaffing, inadequate sick leave benefits, harsh attendance policies, and fear of retaliation creates an environment of overwork and heightened injury risk for frontline workers.17

Recent government probes and investigative reporting have drawn attention to the use of forced labor in Walmart’s U.S. supply chain. Many jobs in Walmart’s supply chain18 are highly coercive, unsafe, and low paying, and they are overwhelmingly performed by Black and Brown workers who are minors, undocumented, and/or incarcerated. Walmart purchases food products from suppliers that source labor from prisons such as the Louisiana State Penitentiary, a former slave plantation where 74 percent of incarcerated people are Black.19 A New York Times investigation found that many Walmart suppliers rely on Central American migrant child laborers.20 Last year, a federal investigation uncovered evidence of forced migrant labor in violation of the temporary agricultural workers visa program on farms that supply watermelons to Walmart.21

A racial equity audit at Walmart is needed because the company underinvests and underperforms in low-income communities of color

One analysis of Yelp reviews found that “Poor customer service is unevenly distributed across Walmart stores in ways that reproduce racial and socioeconomic disadvantage”— a practice the researcher calls “consumer redlining” to capture the company’s systematic neglect of stores in communities of color.22 A pattern appears to have emerged in which Walmart understaffs and neglects stores that are located in communities of color, deems them “unprofitable,” and then slates them for closure.23 In 2023, 67 percent of Walmart’s 24 store closures were located in majority-minority zip codes.24 The city of Chicago is a telling example: Three years after making the city a cornerstone of its corporate racial justice initiative, Walmart closed three stores in predominantly Black and Brown neighborhoods that had long suffered from poor grocery and retail access.25

A racial equity audit at Walmart is needed because the company is a critical economic actor that has an outsized impact on workers and consumers of color

As the nation’s largest retailer, grocer, and private employer, Walmart exerts enormous influence over the economy, and its racial equity impacts are far-reaching:

  Walmart employs numerous people of color in its workforce. Walmart is the largest private employer in the U.S.,26 the single largest employer in seventeen states, and the second or third largest employer in twenty states.27 It is the largest private employer of Black workers,28 and over 51 percent of its 1.47 million hourly associates are people of color.29
  Walmart’s policies and practices impact low-wage workers of color beyond Walmart. Because of its size, Walmart’s practices and policies drive standards in the retail, grocery, and warehousing industries and have wide-ranging impacts on the low-wage labor market,30 where workers of color are overrepresented.31 By using its scale and bargaining power to extract low prices from suppliers,32 Walmart also exerts downward pressure on wages and working conditions in industries like agriculture and food production, where undocumented migrants and incarcerated workers toil in the shadow workforce. Moreover, Walmart exerts monopsony power in many local labor markets, enabling it to depress wages, staffing levels, and working conditions below competitive levels with spillover effects on other low-wage local industries.33 The harms of monopsony are disproportionately borne by Black workers, given the ways in which racial discrimination contributes to reduced labor market mobility and lower quit elasticities.34
  Walmart’s strategies, practices, policies, and products impact tens of millions of consumers of color. Ninety percent of the U.S. population lives within ten miles of a Walmart,35 and more than half of Walmart stores are located in zip codes where people of color comprise at least 25 percent of the population.36 Walmart exercises monopoly power over many local grocery markets37 and is often the only grocer in low-income neighborhoods of color that would otherwise be considered food deserts.38 Walmart’s omnipresence and market control gives it extraordinary power over where consumers shop, what they buy, and how much they pay.39 The racial equity impacts of how Walmart exerts this power must be examined.

Racial equity issues pose risks to Walmart and its shareholders

Racial discrimination and bias in the workplace, along with racially inequitable human capital management practices, pose operational risks to Walmart:

•	Research from the Harvard Business School demonstrates that failure to invest in low-wage workers inflicts direct and indirect costs on companies, including lower retention, higher absenteeism, more overtime, constant recruitment and training, loss of institutional and process knowledge, decline in customer goodwill, damaged reputation among job seekers, and stagnant or lower rates of productivity—leading to less revenue.[40] The worker shortages that plagued Walmart and other low-wage employers during the pandemic illustrate the risks associated with underinvesting in human capital, including reduced operational stability and resilience in the wake of economic shocks and tight labor markets.[41]

•	Walmart acknowledges that “our associates are a significant contributor to our success.”[42] The company identifies failure to “attract and retain a large and growing number of qualified associates” as an operational risk that could decrease “the quality of service we provide to our customers” and “materially adversely affect our financial performance.”[43] Investing in its sales associates is critical to Walmart’s growth strategy, which involves spending $9 billion over the next years to upgrade the retail store experience to entice higher-income customers and keep existing customers.[44] Yet Walmart’s current approach to human capital management is marred by racial discrimination and bias. For a company that relies heavily on Black and Brown frontline workers to deliver value, redressing racial inequities is a critical aspect of effective human capital management. An independent racial equity audit would help Walmart identify, triage, and address racial inequities in a systematic and transparent manner that could decrease human capital risks and improve worker retention, morale, and productivity.

Failure to adapt to shifting racial and ethnic demographics could hamper Walmart’s growth:

  Walmart recently announced plans to open 150 new stores in the U.S. over the next five years.45 This expansion announcement arrives on the heels of Walmart closing 15 stores in majority-minority zip codes and shuttering Walmart Health,46 a keystone of its 2020 racial equity pledge to expand healthcare access to underserved and low-income communities.47 Moreover, Walmart’s planned expansion is occurring against the backdrop of a diversifying U.S. population, in which people of color are amassing purchasing power48 and driving nearly all labor supply growth.49 As Walmart seeks to unlock new sources of revenue,50 expand market share, and grow its competitive advantage in a majority-minority world, its success will depend in part on its ability to appeal to and make investments in BIPOC workers and consumers. A racial equity audit can serve as an important tool for enabling Walmart to address extant problems like racial profiling, which damage its reputation among Black and Brown consumers. A racial equity audit that utilizes robust stakeholder engagement can also help Walmart identify new market opportunities and revenue streams targeting communities and consumers of color.

Given Walmart’s size and influence, the risks posed by its racially inequitable practices, policies, and products reverberate through the economy:

•	As the nation’s largest retailer, grocer, and private employer, Walmart’s contributions to systemic racism have a multiplier or spillover effect on low-wage industries and labor markets, which in turn frustrates broad-based economic growth. Given Walmart’s size and influence, a racial equity audit that results in improvements to company policies and practices would unlock equitable value creation within and across multiple industries, which would benefit diversified investors.

Walmart’s self-disclosures and DEI initiatives are not a substitute for a racial equity audit

Walmart has improved its self-disclosures to include reporting on statistically adjusted racial and gender pay gaps. However, it still does not report unadjusted median pay gaps, which provide a better indication of how racial inequities in pay and opportunity contribute to racialized wage inequality.51

In its opposition statement, Walmart lists several diversity, equity, and inclusion (DEI) programs it has developed to promote associate belonging, such as the President’s Inclusion Council and Live Better U.52 A recent study found significant discrepancies between U.S. public companies’ stated DEI commitments and their actual human capital outcomes, suggesting high rates of “diversity washing.”53 Indeed, many associates maintain they have never heard of the programs touted by Walmart. According to 31-year associate Daniel Coles, “Walmart executives say they’re doing all these things to address racial inequity…[but] in my thirty-plus years at Walmart, I haven’t seen any initiatives from the top.”54 Daniel’s insight is consistent with research findings that conclude that while companies may have policies and practices in place to attract and retain low-wage workers, they often do a poor job of actually implementing them.55 While Walmart’s DEI initiatives may be well-intentioned, a racial equity audit is needed to determine whether these initiatives are actually addressing workers’ needs, achieving their intended objectives, and being fairly and consistently implemented across the company’s 4,615 U.S. stores.

More importantly, self-disclosures and workforce DEI initiatives are not a substitute for a high-quality racial equity audit. Disclosure is only one part of a comprehensive racial equity audit, which uses data to identify problems, propose recommendations, and create a timeline for remediation. A racial equity audit goes beyond assessing the effectiveness of Walmart’s existing DEI initiatives to examine how the company’s core business model, products, and operations perpetuate systemic racism across its entire value chain and in the broader economy.56

A significant percentage of independent shareholders have already expressed support for a racial equity audit

A similar proposal calling on Walmart to conduct a racial equity audit was voted on in 2023 and received 42 percent of shares voted by shareholders who are not part of the Walton family.57

Support for additional shareholder proposals

Majority Action also recommends support FOR the following shareholder proposals:

●	Item 6: Human Rights Impact Assessments
●	Item 7: Set Compensation that Optimizes Portfolio Value for Company Shareholders
●	Item 9: Workplace Safety and Violence Review

1 For more on the company-specific risks related to racial inequity, see Majority Action, Equity in the Boardroom 2023, March 2024, https://static1.squarespace.com/static/5d4df99c531b6d0001b48264/t/65e67bccde60d43fcb78ee48/ 1709603940358/MA_EITB_FULLREPORT_2023PROXYSEASON, pp. 9-10.

2 For a summary of studies examining the impact of racial inequities on GDP growth, see Majority Action, Equity in the Boardroom 2022, February 2023, https://static1.squarespace.com/static/5d4df99c531b6d0001b48264/t/63ec394a25dc852766ff02a4/1676425549842 /MA_EquityintheBoardroom_2022REPORT.pdf, p. 5.

3 BlackRock, “Macroeconomic factors: important diversifiers,” https://www. blackrock.com/institutions/en-axj/insights/factor-perspectives/ macroeconomic-factors.

4 House Select Subcommittee on the Coronavirus Crisis, America’s Pandemic Workforce: Persistent Structural Inequities Harm Workers and Threaten Future Crisis Response, October 2022, https://coronavirus-democrats-oversight.house.gov/sites/democrats.coronavirus.house.gov/files/2022.10.25% 20Persistent%20Structural%20Inequities%20Harm%20Workers%20and%20Threaten%20Future%20Crisis%20Response.pdf, 17.

5 Matthew Boyle and Bloomberg, “Walmart is not an ideal company to work for, according to some senior Black managers,” Fortune, July 8, 2021, https://fortune.com/2021/07/08/walmart-black-management-survey-career-development-diversity/.

6 Elliot Weld, “Walmart Settles With Ex-Worker Who Complained of Slurs,” Law360, October 26, 2022, https://www.law360.com/articles/1543748/walmart-settles-with-ex-worker-who-complained-of-slurs.

7 Georgina Johnston, “Former employees sue Lubbock Walmart for discrimination and harassment,” Everything Lubbock, August 25, 2023, https://www.everythinglubbock.com/news/latest/former-employees-sue-lubbock-walmart-for-discrimination-and-harassment/.

8 Amy Russo, “Providence Walmart put a Black employee in a cage for a fundraiser. BLM demands an investigation.” USA Today, June 22, 2023, https://www.usatoday.com/story/news/local/2023/06/22/providence-walmart-put-a-black-employee-in-a-cage-for-a- fundraiser-blm-black-lives-matter-hasbro/70346322007/.

9 Jonathan Franklin, “A man is awarded a $4.4 million settlement after being racially profiled in Walmart,” NPR, August 25, 2022, https://www.npr.org/2022/08/25/1119385178/walmart-oregon-settlement-racial-profiling.

10 Antonio Planas, “2 Black men say they were handcuffed while trying to return a TV. Now they're suing Walmart,” NBC News, August 28, 2021, https://www.nbcnews.com/news/us-news/2-black-men-say-they-were-handcuffed-while-trying-return-n1277838; Scott Engle, “Walmart Settles Lawsuit After Accusing Two Black Montgomery County Men of Theft,” Montgomery County Police Reporter, July 13, 2023, https://montgomerycountypolicereporter.com/walmart-settles-lawsuit-after-accusing-two-black-montgomery-county-men-of-theft/.

11 See for example Nigel Jaquiss, “In a Raft of New Lawsuits, Black Oregonians Say Leading Retailers Profiled and Persecuted Them,” Willamette Week, March 8, 2023, https://www.wweek.com/news/2023/03/08/in-a-raft-of-new-lawsuits-black-oregonians-say-leading- retailers-profiled-and-persecuted-them/; Monique Beals, “Black officer alleges racial profiling after being wrongfully accused of shoplifting at Walmart,” The Hill, January 25, 2022, https://thehill.com/homenews/state-watch/591304-black-officer-alleges-racial-profiling-after-being-wrongfully-accused-of/.

12 Walmart Inc., Belonging, Diversity, Equity and Inclusion Report, https://corporate.walmart.com/purpose/belonging-diversity-equity-inclusion/belonging-diversity-equity-and-inclusion-report.

13 United States Government Accountability Office, Federal Social Safety Net Programs: Millions of Full-Time Workers Rely on Federal Health Care and Food Assistance Programs, Report to the Ranking Member - Committee on the Budget - U.S. Senate, October 2020, https://www.gao.gov/ assets/gao-21-45.pdf.

14 Walmart Inc., Human Capital: Good Jobs & Advancement for Associates, https://corporate.walmart.com/purpose/esgreport/social/human-capital-good-jobs-advancement-for-associates.

15 Nikki Thanos and Maggie Corse, Trapped In Part-Time: Walmart’s Phantom Ladder of Opportunity, Organization United for Respect, Center for Popular Democracy, and Fair Workweek Initiative, https://united4respect.org/wp-content/uploads/2019/09/Part-Time-Full-Report-Web.pdf.

16 National Council for Occupational Health and Safety, Dirty Dozen 2024: Unsafe and Reckless Employers Risking the Lives of Workers and Communities, https://nationalcosh.org/DD24.

17 Jasper Craven, “A Death at Walmart,” The New Republic, January 16, 2024, https://newrepublic.com/article/177515/death-walmart-workplace-safety-record.

18 By “jobs in Walmart’s supply chain,” we mean jobs at Walmart’s tier 1, 2, and 3 suppliers, not warehousing jobs in Walmart’s distribution and fulfillment facilities.

19 Robin McDowell and Margie Mason, “Prisoners in the US are part of a hidden workforce linked to hundreds of popular food brands,” Associated Press, January 29, 2024, https://apnews.com/article/prison-to-plate-inmate-labor-investigation-c6f0eb4747963283316e494eadf08c4e; ACLU, “ACLU Report Finds Incarcerated Workers Earn Between $0.02 And $0.40 Per Hour In Louisiana,” June 22, 2022, https://www.laaclu.org/en/press-releases/aclu-report-finds-incarcerated-workers-earn-between-002-and-040-hour-louisiana.

20  Hannah Dreier, “Alone and Exploited, Migrant Children Work Brutal Jobs Across the U.S.,” The New York Times, February 25, 2023, https://www.nytimes.com/2023/02/25/us/unaccompanied-migrant-child-workers-exploitation.html.

21  U.S. Department of Labor, “Court sentences Florida labor contractor to nearly 10 years in prison in case involving forced labor, part of U.S. Department of Labor Investment,” February 2, 2023, https://www.dol.gov/newsroom/releases/whd/whd20230202-2.

22 Adam Reich, “Walmart’s Consumer Redlining,” Contexts, vol. 15, no. 4 (2016), https://journals.sagepub.com/doi/pdf/10.1177/1536504216685128, p. 75,

23 Leticia Miranda, “Walmart’s Chicago Exits Aren’t About Crime, Just Business,” Bloomberg, April 12, 2023, https://www.bloomberg.com/opinion/articles/2023-04-12/walmart-s-chicago-store-closings-aren-t-about-crime-just-business.

24 Majority Action analysis of data from 2018-2022 American Community Survey 5-Year Estimates. Full list of Walmart store closures were obtained from Katherine Rodriguez, “Walmart store closings 2023: See the full list of every store that closed this year,” NJ.com, December 28, 2023, https://www.nj.com/business/2023/12/walmart-store-closings-2023-see-the-full-list-of-every-store-that-closed-this-year.html.

25 Danielle Sanders, “Community Expresses Outrage over Walmart Closings,” Chicago News Weekly, April 17, 2023, https://www.cnwmedia.com/2023/community-expresses-outrage-over-walmart-closings.

26 Aima Zaheer, “5 Companies With The Most Employees In The US,” Insider Monkey, January 11, 2024, https://www.insidermonkey.com/blog/5-companies-with-the-most-employees-in-the-us-1245659/5/.

27 World Population Review, “Largest Employer by State 2024,” https://worldpopulationreview.com/state-rankings/largest-employer-by-state.

28 Walmart Inc., “Celebrating Black Excellence and Unlimited Potential,” https://corporate.walmart.com/news/2024/02/14/celebrating-black-excellence-and-unlimited-potential.

29 Walmart Inc., Belonging, Diversity, Equity and Inclusion Report. According to Walmart’s 2024 10-K, 92 percent of its 1.6 million associates (~1.47 million) are hourly. Walmart Inc., SEC Form 10-K, filed March 15, 2024, https://www.sec.gov/ix?doc=/Archives/edgar/data/104169/000010416924000056/wmt-20240131.htm.

30 See for example Erica Smiley, “Target’s Wage Increase Proves Walmart Sets Standards for the Entire Retail Industry,” Jobs with Justice, March 20, 2015, https://www.jwj.org/targets-wage-increase-proves-walmart-sets-standards-for-the-entire-retail-industry.

31 Hye Jon Rho et al, A Basic Demographic Profile of Workers in Frontline Industries, Center for Economic and Policy Research, April 2020, https://cepr.net/wp-content/uploads/2020/04/2020-04-Frontline-Workers.pdf.

32 Ben Unglesbee, “Walmart works with some suppliers to lower price,” Supply Chain Dive, May 25, 2023, https://www.supplychaindive.com/news/walmart-suppliers-bring-down-prices-inflation/651258/.

33 Justin Wiltshire, “Walmart Supercenters and Monopsony Power: How a Large, Low-Wage Employer Impacts Local Labor Markets,” Washington Center for Equitable Growth, January 28, 2022, https://equitablegrowth.org/working-papers/walmart-supercenters-and-monopsony-power-how-a-large-low -wage-employer-impacts-local-labor-markets/.

34 Suresh Naidu and Michael Carr, “If You Don’t Like Your Job, Can You Always Quit? Pervasive Monopsony Power and Freedom in the Labor Market,” Journal of Law and Political Economy, vol. 3, no. 1 (2022): https://escholarship.org/content/qt3t61g53n/qt3t61g53n.pdf.

35 Melissa Repko, “Walmart to open or expand more than 150 stores,” NBC News, January 31, 2024, https://www.nbcnews.com/business/corporations/walmart-open-expand-150-stores-rcna136652.

36 Majority Action analysis of data from 2018-2022 American Community Survey 5-Year Estimates. List of Walmart stores was obtained from https://corporate.walmart.com/content/dam/corporate/documents/recalls/2023/12/Garland-Ventures-Store-List.pdf.

37 Stacy Mitchell, Report: Walmart’s Monopolization of Local Grocery Markets, Institute for Local Self-Reliance, June 26, 2019, https://ilsr.org/articles/walmarts-monopolization-of-local-grocery-markets/.

38 Ben Tobin and Dominick Reuter, “Walmart’s sudden move to close 4 Chicago stores sparks outrage, with critics saying it will drive up grocery costs for the neediest families,” Business Insider, April 13, 2023, https://www.businessinsider.com/walmart-closing-chicago-stores-sparks-outrage-2023-4.

39 Civil Eats, “The Long Reach of the Walmart-Walton Empire,” November 1, 2023, https://civileats.com/2023/11/01/the-long-reach-of-the-walmart-walton-empire/.

40 Joseph Fuller and Manjari Raman, “The High Cost of Neglecting Low-Wage Workers,” Harvard Business Review, May-June 2023, https://hbr.org/2023/05/the-high-cost-of-neglecting-low-wage-workers?registration=success.

41 Ibid.

42 Walmart Inc., Human Capital: Good Jobs & Advancement for Associates.

43 Walmart Inc., SEC Form 10-K, p. 23.

44 Siddharth Cavale, “Walmart to upgrade 1,400 stores with $9 billion investment,” Reuters, October 31, 2023, https://www.reuters.com/business/retail-consumer/walmart-upgrade-1400-stores-with-9-billion-investment-2023-10-30/.

45 Walmart Inc., “Investing in America: Walmart Announces New Stores, More Jobs,” January 31, 2024, https://corporate.walmart.com/news/2024/01/31/investing-in-america-walmart-announces-new-stores-more-jobs.

46 Nathaniel Meyersohn, “Walmart will close all of its health care clinics,” April 30, 2024, CNN, https://www.cnn.com/2024/04/30/business/walmart-closes-health-clinics/index.html.

47 Walmart Inc., “Advancing Our Work on Racial Equity,” June 12, 2020, https://corporate.walmart.com/news/2020/06/12/advancing-our-work-on-racial-equity.

48 Merritt Melancon, “America’s economy continued to grow and diversify while recovering from COVID-19,” University of Georgia Terry College of Business, June 6, 2023, https://www.terry.uga.edu/americas-economy-continued-grow-and-diversify-while-recovering-covid-19.

49 Justin Fox, “Minorities Are Delivering All the US Labor Supply Growth,“ Bloomberg, September 28, 2023,

https://www.bloomberg.com/opinion/articles/2023-09-28/minorities-are-delivering-all-the-us-labor-supply-growth.

50 Walmart Inc., “Walmart Outlines Growth Strategy, Unveils Next Generation Supply Chain at 2023 Investment Community Meeting,” April 4, 2023, https://corporate.walmart.com/news/2023/04/04/walmart-outlines-growth-strategy-unveils-next- generation-supply-chain-at-2023-investment-community-meeting.

51 For why unadjusted median pay gaps reveal more than statistically adjusted pay gaps, see Andrea Palmiter, “What is the Median Pay Gap? (And Why Should You Care?),” Syndio, May 16, 2023, https://synd.io/blog/what-is-the-median-pay-gap/; Arjuna Capital and Proxy Impact, Racial and Pay Gap Scorecard, March 2024, https://static1.squarespace.com/static/5bc65db67d0c9102cca54b74/t/65fcc6841fdf522e897d8aa2/1711064710066/ Arjuna+Capital+-+Racial+and+Gender+Pay+Scorecard+2024.pdf, 7-8.

52 Walmart Inc., SEC DEF14A, filed April 25, 2024, https://s201.q4cdn.com/262069030/files/doc_financials/2024/ar/proxy-statement.pdf, pp. 105-106.

53 Baker et al, “Diversity Washing,” Journal of Accounting Research, April 25, 2024, https://doi.org/10.1111/1475-679X.12542.

54 Quotation supplied by United for Respect.

55 Fuller and Raman, “The High Cost of Neglecting Low-Wage Workers.”

56 As racial justice experts Heather McGhee and Sherrilyn Ifill note, while diversity and inclusion “are essential components of an ultimate goal of a racially equitable institution,” they do not guarantee “that the company’s systems, practices, and policies are designed to create racially equitable outcomes.” See Heather C. McGhee and Sherrilyn Ifill, Toward a Vision for Racial Equity & Inclusion at Starbucks: Review and Recommendations, Demos, July 2018, https://www.demos.org/sites/default/files/publications/Toward%20a%20Vision%20for%20Racial%20Equity% 20and%20Inclusion%20at%20Starbucks_review%20and%20Recommendations_July%202018_single.pdf.

57 Majority Action analysis of data obtained from Diligent Market Intelligence and Walmart SEC filings. For more on our methodology, see fn. 128 in Majority Action, Equity in the Boardroom 2023, March 2024.